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News Release	No. 13-253
April 24, 2013

Platinum Group Metals WBJV Project 1 Platinum Mine
Signs Life of Mine Concentrate Off-take Agreement with
Anglo American Platinum

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group”) or the (“Company”) announces that its 74% owned operating company, Maseve Investments 11 Pty Ltd (“Maseve”), has executed a binding life of mine concentrate off-take agreement for the WBJV Project 1 Platinum Mine (“Project 1”), with Rustenburg Platinum Mines (“RPM”), a wholly owned operating subsidiary of Anglo American Platinum Limited (“Amplats”).

R. Michael Jones, P.Eng, President and CEO of Platinum Group Metals said “We are pleased to continue our long term positive relationship with Amplats, the largest producer of platinum in the world. This is an important material contract for Project 1. It is fitting that we have concluded this contract as we start our surface stockpile of Merensky ore for our mill and concentrator planned for start-up at the end of 2014.”

The Off-Take Agreement (“Agreement”) will commence on the initial delivery of concentrate from Project 1 and covers Merensky and UG-2 ores. It is planned that the concentrate will be delivered to the smelter nearby, about 40 kilometers to the southeast, in the city of Rustenburg. Maseve shall sell all of its concentrate to RPM for the life of mine and RPM shall be required to purchase and take delivery of all concentrate in accordance with the Agreement. The Agreement provides, as is customary, for a certain stipulated quality of concentrate to be maintained and for concentrate to be delivered to other locations in the case of smelter maintenance.

The Agreement follows a competitive tender process for the off-take and the exercise of a first right of refusal by RPM.

The Agreement provides for a standard discount to metal pay-ability and customary penalties for unwanted elements. The exact terms of the Agreement are confidential however the terms are not materially different than the terms considered in the 2009 Updated Feasibility Study and the overall sensitivities considered therein. (Technical Report Filed November 25, 2009 www.sedar.com)

At Project 1 development of two twin sets of declines to access the Merensky Reef initially and the construction of mine facilities are continuing.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 15 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company. Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.